[Wachtell, Lipton, Rosen & Katz Letterhead]

VIA EDGAR AND FEDERAL EXPRESS
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Christina Chalk

Re:	Ambac Financial Group, Inc. PREC14A filed on March 30, 2016 File No. 1-10777
  Dear Ms. Chalk:
This letter relates to comments received by Ambac Financial Group, Inc.  ("Ambac", the "Company", "we," "us" or "our") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated April 12, 2016, with respect to the Preliminary Proxy Statement on Schedule 14A, File No. 1-10777, filed with the Commission on March 30, 2016 (the "Proxy Statement").

For your convenience, each response is prefaced by the exact text of the Staff's comment in bold, italicized text.  All references to page numbers and captions correspond to the Proxy Statement unless otherwise specified.
Preliminary Proxy Statement filed on March 30, 2016
General
1.	Revise to mark both the proxy statement and the attached form of proxy as "preliminary." See Rule 14a-6(e)(1).
In response to the Staff's comment, Ambac has revised the Proxy Statement and the attached form of proxy to mark both as "Preliminary."

2.	On the first page of the proxy statement, state the approximate date on which the proxy statement and form of proxy are first being sent to security holders. See Item 1(b) of Schedule 14A.
 In response to the Staff's comment, Ambac has revised the first page of the Proxy Statement to state the approximate date on which the proxy statement and form of proxy are first being sent to security holders.
Background to the Solicitation, page 16
3.	Expand the second paragraph in this section to describe the "potential exchange transaction" discussed between representatives of Canyon and AAC in January and February 2015.
In response to the Staff's comment, Ambac has revised the Proxy Statement to include an expansion of the description of the potential exchange transaction discussed between representatives of Canyon and AAC in January and February 2015. Please see page 9.
4.	See the last comment above. Similarly expand to describe the "potential exchange transaction" discussed with a group of creditors, including Canyon, in September 2015.
In response to the Staff's comment, Ambac has revised the Proxy Statement to clarify that the potential exchange transaction which was discussed with a group of creditors, including Canyon, in September 2015 was the same potential exchange transaction discussed with Canyon in January and February 2015, and which we have revised the Proxy Statement to further describe. Please see page 9.

5.
The disclosure on page 16 of the proxy statement states that during the first quarter of 2015, members of Ambac's board of directors met with representatives of Canyon regarding an additional directorship at the Company.  You note that the Company evaluated director candidates suggested by Canyon.  Clarify the disclosure here to explain whether Mr. Greene was one of the candidates proposed by Canyon.  If he was not, but was ultimately appointed to the board, clarify that none of Canyon's proposed nominees were appointed to the board and explain why not, including describing any steps you took to evaluate Canyon's proposed director candidates.

In response to the Staff's comment, Ambac has revised the Proxy Statement to add additional disclosure in the Background of the Solicitation responsive to the Staff's comments. Please see page 9.

6.	Summarize the March 18, 2016 discussions between Canyon and Company representatives.
The Staff's comment is noted. Ambac respectfully advises the Staff that Canyon and Ambac had agreed to treat the discussions as confidential settlement discussions and we have revised page 10 of the Proxy Statement to reflect this.  We supplementally advise the Staff that no settlement proposals were presented by either party at the March 18 meeting.
7.	Where you describe the Support Agreements, note the total percentage of Ambac's shares held by the Support Agreement Stockholders that are subject to those agreements.
In response to the Staff's comment, Ambac has revised the Proxy Statement to include the total aggregate percentage of Ambac's common stock represented by the stockholders that entered into the Support Agreements with the Company. Please see page 11.

* * * * *

Pursuant to your request, in connection with responding to these comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1221 or Mark Gordon at 212-403-1343 or either of us by email at SARosenblum@wlrk.com or MGordon@wlrk.com.

Very truly yours,
/s/ Steven A. Rosenblum
Steven A. Rosenblum

Enclosures
cc: Stephen Ksenak, Ambac Financial Group, Inc.